82-3116

GREAT QUEST
METALS LTD.

04012997

January 20, 2004

SUPPL

04 FEB 20 AM 7:21

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 3-7
Washington, DC
USA, 20549

To Whom It May Concern:

RE: Great Quest Metals Ltd. (the "Company")

Enclosed, for your files, is one copy of the Company's news release that was issued on January 20, 2004. This release was sent to the TSX Venture Exchange, BC Securities Commission and Canada Stockwatch.

Yours truly,

GREAT QUEST METALS LTD.

Karen Nestoruk
Administration

PROCESSED
FEB 23 2004
THOMSON FINANCIAL

/kn
enclosure

dlw 2/23

Suite 515, 475 Howe Street, Vancouver, BC V6C 2B3 Tel: 604-689-2882 Fax: 604-684-5854
Website: www.greatquest.com Email: info@greatquest.com

GREAT QUEST
METALS LTD.

04 FEB 20 AM 7:21

Suite 515, 475 Howe Street
Vancouver, British Columbia, Canada V6C 2B3
Tel: 604-689-2882 Fax: 604-684-5854
Website: www.greatquest.com Email: info@greatquest.com

January 20, 2004
12g3-2(b) Exemption #82-3116
Standard & Poor's Listed
Trading Symbol: GQ

Great Quest intersects 7.1 Metres of 5.00 Grams/Tonne Gold

Niaragui Nord Concession Acquired

VANCOUVER, BC -- Willis W. Osborne, President of Great Quest Metals Ltd. (the "Company") (TSX Venture Exchange GQ), is very pleased to announce the results of assays on the first 5 diamond drill holes located in the Bourdala Sud-Ouest zone, as well as the acquisition of an additional concession, Niaragui Nord, just north of the Niaragui concession which is part of the Bourdala concessions, Mali, West Africa. The results of drilling are as follows:

Hole Number	Dip	Direction of Dip	Intervals (Metres)	Widths (Metres)	Assay Grams per Tonne
DDH 08 BR	-60°	110°	71.0 – 74.0	3.0	1.81
			117.0 – 119.1	2.1	5.63
			149.1 – 150.1	1.0	1.32
DDH 09 BR	-60°	290°	18.0 – 19.0	1.0	1.06
			62.6 – 65.6	3.0	2.83
			86.7 – 89.0	2.3	3.40
DDH 10 BR	-50°	290°	110.6 – 112.6	2.0	1.89
			116.5 – 117.5	1.0	1.29
DDH 11 BR	-50°	110°	2.0 – 3.0	1.0	1.44
			44.1 – 51.2	7.1	5.00
Including			49.6 – 51.2	1.6	14.92
			93.8 – 94.8	1.0	1.04
DDH 12 BR	-50°	110°	174.4 – 176.4	2.0	2.37

The diamond drill holes were spotted to test a north-northeast zone of quartz veining and alteration with gold, pyrite and arsenopyrite mineralization. Several dikes have been emplaced within the above zone. There is evidence of much faulting. Hole 09 BR is 75 metres from Hole 08 BR at 110°, and Hole 10 BR is a further 50 metres along the same line. Hole 11 BR is 50 metres and 200° from Hole 08 BR, and 12 BR is a further 50 metres along the same line.

There is some evidence that the 7.1 metres intersection of 5.00 g/t gold and the 2002 intersection in Hole 06 BR of 10 metres of 3.92 g/t gold may be part of the same zone in which case the trend of this mineralization would go roughly 60°. More work is required to confirm this.

Great Quest recently optioned the key Niaragui Nord concession. The Company can acquire 100% interest in this concession by paying the owner approximately CDN$125,000 over a period of 4 years. The owner will receive a 1% net smelter royalty on production. The Karouma concession has been dropped. This was the most southeasterly of the Bourdala concessions.

The large area of orpaillage, or pits dug by the local miners to recover gold, continues north from the Niaragui into the Niaragui Nord. This area of orpaillage on the Niaragui concession covers the zone where samples from three pits assayed 23, 57 and 77 g/t gold. This will be the target for DDH 14 NG, the next drill hole. The Company is currently drilling DDH 13 BR. Results will be released when they become available.

Marvin A. Mitchell, P.Eng, is the Qualified Person on the project as defined by National Instrument 43-101.

"Willis W. Osborne"
Willis W. Osborne
President